Exhibit 23.2

Consent of Independent Auditors

We consent to the use of our report dated May 12, 2014, with respect to the Group statements of financial position of Alliance Boots GmbH as at March 31, 2014 and 2013, and the related Group statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014, which report appears in the Form 8-K of Walgreen Co. dated May 15, 2014 and is incorporated by reference into the August 31, 2015 annual report on Form 10-K of Walgreens Boots Alliance, Inc., incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

London, United Kingdom

December 16, 2015